Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Three Months Ended March 31,
2019
Earnings:
Income before income taxes	$73,919
Add: Fixed Charges	19,370
Add: Amortization of capitalized interest	56
Less: Interest capitalized	1,503
Less: Earnings from joint venture, net	86
Total earnings	$91,756

Fixed charges:
Interest costs (1)	$18,083
Interest factor of operating lease expense (2)	1,287
Total fixed charges	$19,370

Ratio of earnings to fixed charges (3)	4.74

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.